RECEIVED
2007 JAN 23 A 7:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate F[redacted]
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USD

07020463

SUPPL

12th January 2007

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period December 1st to 31st December 2006

- Monthly Performance Report for December
- Daily NAV's for ACL Alternative Fund for December

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

PROCESSED
JAN 25 2007
E THOMSON FINANCIAL

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

dlw 1/23

Abbey Capital

1-2 Cavendish Row
Upper O'Connell Street
Dublin 1
Ireland
Phone: 00 353 1 828 0400
Fax: 00 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update December 2006 **+3.1%, +14.1% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A delivered strong returns of +3.1% in December, and finished 2006 up +14.1%. December's returns came across a range of market sectors with long exposure to equity indices, short exposure to energy and the JPY in FX markets producing most of the gains. Fixed income markets reversed which led to some losses on stronger US economic data as recessionary fears and the need for Fed rate cuts in early 2007 receded. Higher US yields also helped stabilise the USD in FX markets.

FX

FX trading remained profitable in December despite the reversal in USD weakness mid-month, which saw the EUR depreciate from 1.337 to 1.305 against the USD, before rallying to close at 1.32. This USD recovery also led to losses in long GBP and CHF positions as US yield forecasts were revised upwards on stronger economic data. Strong gains were made in short JPY exposure against the USD as prices rallied from 115 to 119. The Bank of Japan failed to raise interest rates at their December meeting and expressed concern about the low level of consumer consumption, while lower chances of Fed cuts in 2007 maintained the current high interest rate differential. The EUR/JPY reached successive record highs through December, closing above 157 on widening interest rate differentials as the ECB raised rates to 3.5% early in the month.

Equity

Equity markets continued to rise in a low volatility environment in December, generating positive returns for long exposure. More robust US employment, housing and non-manufacturing data, strong M&A activity and lower energy prices all helped prices to reach new multi-year highs, with the Dow Jones Industrial Average reaching record levels above 12,500. European stocks also rallied strongly as the EUR and GBP fell slightly against the USD, boosting European exporters while German business confidence reached record highs. Japanese stocks also rallied as the BoJ left interest rates unchanged and the Tankan survey was more positive than expected.

Financials

Bond and interest rate markets prices fell in December, reversing November's gains. US yields rallied as the chances of Fed rate cuts in early 2007 diminished on indications that the US economy remained strong. With European stock markets rallying and the ECB continuing to raise rates, Eurozone prices tracked US prices lower. Loss-making long positions were closed and short positions established into month-end.

Energy

Energy market trading was profitable with short exposure across a range of energy contracts benefiting as mild weather in the US and Europe resulted in lower demand. Crude prices fell from $63 to $61 over the month despite agreement on a further cut in OPEC production. Natural Gas and Heating Oil were most affected by the decline in demand, falling -27% and -12% respectively.

Agriculture and Metals

Long exposure to Grains was loss-making overall due to volatile Wheat and Soybean prices. Short exposure to Cocoa and Cotton also resulted in losses as these commodities rallied strongly from recent lows. Precious metals declined on a stronger USD. Base metal prices were mixed, creating profitable opportunities from long and short positions.

Continued overleaf..

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	2000	2001	2002	2003	2004	2005	2006
January	-	-1.8%	-1.6%	4.6%	0.7%	-5.0%	5.5%
February	-	2.4%	-2.5%	8.4%	7.1%	0.2%	-2.9%
March	-	6.1%	3.2%	-7.7%	-0.3%	0.7%	3.5%
April	-	-5.2%	-2.6%	1.0%	-5.9%	-2.8%	7.3%
May	-	0.1%	-1.4%	7.2%	-2.3%	2.6%	-0.6%
June	-	-1.6%	10.6%	-4.8%	-4.3%	3.8%	-2.9%
July	-	2.2%	4.8%	-1.0%	-1.8%	0.1%	-2.9%
August	-	5.8%	4.8%	-0.9%	-2.2%	1.9%	1.2%
September	-	7.0%	5.5%	-1.0%	2.1%	2.7%	-2.2%
October	-	9.7%	-7.2%	2.7%	1.3%	-1.7%	2.3%
November	-	-11.5%	-1.7%	1.2%	1.7%	7.9%	2.5%
December	8.8%	-0.0%	6.9%	6.0%	-0.4%	0.9%	3.1%
YTD	8.8%	11.8%	19.0%	15.3%	-4.8%	11.3%	14.1%

Figure for December 2006 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

Performance Analysis *(as at 31st December 2006)*

	ACL Alternative Program USD Share Class A (1st December 2000)	ACL Alternative Fund USD Share Class A (31st January 2002)
Cumulative Return	101.9%	68.9%
Annualised ROR	12.2%	11.0%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.2%	13.9%
Volatility from Nov 2003	11.7%	11.7%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.6	0.6

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Dec-06

*Submission of ACL Alternative Fund Ltd, file number **34999***

Date	NAV
30-Nov-06	163.800
1-Dec-06	164.560
4-Dec-06	165.150
5-Dec-06	164.800
6-Dec-06	163.600
7-Dec-06	163.520
8-Dec-06	162.300
11-Dec-06	163.840
12-Dec-06	164.410
13-Dec-06	164.140
14-Dec-06	164.400
15-Dec-06	163.520
18-Dec-06	163.350
19-Dec-06	163.860
20-Dec-06	164.490
21-Dec-06	164.500
22-Dec-06	164.910
26-Dec-06	166.650
27-Dec-06	168.070
28-Dec-06	168.960
31-Dec-06	168.900